                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                      ANCHOR PACIFIC UNDERWRITERS, INC.
                              (Name of Issuer)

                        Common Stock, $.02 par value
                       (Title of Class of Securities)

                                033 066 10 1
                               (CUSIP Number)

                             Steven A. Gonsalves
                              c/o Conco Cement
                          5151 Port Chicago Highway
                             Concord, CA  94520

                               (925) 685-6799
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                May 28, 1997
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Check the following box if a fee is being paid with this statement.  [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 033 066 10 1                13D

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven A. Gonsalves

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      OO
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e) [_]
 5


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

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                          SOLE VOTING POWER
                     7
                          -0-

     NUMBER OF     -----------------------------------------------------------
                          SHARED VOTING POWER
      SHARES         8
                          223,104 - Mr. Gonsalves shares voting power over
   BENEFICIALLY           such shares with Debra Gonsalves, his wife.

     OWNED BY             21,875 - Mr. Gonsalves shares voting power over such
                          shares as President and 70.794% shareholder of
       EACH               Gonsalves & Santucci, Inc.
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              -0-

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          223,104 - Mr. Gonsalves shares voting power over such shares with Debra Gonsalves, his wife.

                          21,875 - Mr. Gonsalves shares voting power over such shares as President and 70.794% shareholder of Gonsalves & Santucci, Inc.

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      244,979

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      5.08%

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      TYPE OF REPORTING PERSON*
14
      IN

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                                                             Page 2 of 7 pages

  CUSIP NO. 033 066 10 1                13D

ITEM 1.  SECURITY AND ISSUER.

  (a)  Common Stock, $.02 par value.

  (b)  Anchor Pacific Underwriters, Inc.
       1800 Sutter Street, Suite 400
       Concord, CA  94520

ITEM 2.  IDENTITY AND BACKGROUND.

  (a)  Steven A. Gonsalves

  (b)  c/o Conco Cement
       5151 Port Chicago Highway
       Concord, CA  94520

  (c) Mr. Gonsalves is the President of Gonsalves & Santucci, Inc. and the President and Chief Executive Officer of Reliable Trucking, Inc.

  (d) During the last five years, neither Mr. Gonsalves nor Mrs. Gonsalves have been convicted in a criminal proceeding.

       During the last five years Gonsalves & Santucci, Inc. has not been convicted in a criminal proceeding.

  (e) During the last five years, neither Mr. Gonsalves nor Mrs. Gonsalves have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws, or finding any violation which respect to such laws.

       During the last five years, Gonsalves & Santucci, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws, or finding any violation which respect to such laws.

  (f)  Mr. and Mrs. Gonsalves are citizens of the United States.

       Gonsalves & Santucci, Inc. is incorporated in the State of California.

                                                               Page 3 of 7 pages

  CUSIP NO. 033 066 10 1                13D

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  62,055 (40,180 shares to Mr. and Mrs. Gonsalves which were purchased with personal funds, and 21,875 shares to Gonsalves & Santucci, Inc. which were purchased with corporate funds) shares were acquired in connection with the merger (the "Merger") of Anchor Pacific Underwriters, Inc. ("Anchor") with and into System Industries, Inc. ("System"). Upon consummation of the Merger System was renamed "Anchor Pacific Underwriters, Inc." ("Anchor").

  On May 1, 1995, Mr. Gonsalves purchased a 10% Convertible Subordinated Debenture (the "Debenture") in the principal amount of $20,000. The Debenture was convertible into shares of Common Stock of Anchor at a conversion price of $1.35 per share, if converted during the first year that the Debenture is outstanding; and thereafter at a conversion price of $1.65 per share.

  On June 20, 1995, Mr. Gonsalves was granted an option to purchase 15,000 shares of Common Stock of Anchor at a purchase price of $1.50 per share. This option is exercisable immediately and expires on the close of business on June 20, 2005, unless sooner terminated in accordance with its terms.

  On May 14, 1996, Mr. Gonsalves was granted an option to purchase 1,000 shares of Common Stock of Anchor at a purchase price of $1.63 per share. This option is exercisable in 25% increments commencing on May 14th of 1997, 1998, 1999 and 2000, respectively, and shall expire on the close of business on May 14, 2006, unless sooner terminated in accordance with its terms.

  On August 27, 1996, Mr. Gonsalves purchased a 10% Subordinated Note in the principal amount of $50,000 with warrants (the "Warrants") issued by Anchor. The Warrants provide for the purchase of up to 10,000 shares of Common Stock of Anchor at a purchase price of $1.35 per share. The Warrants are exercisable at any time and from time to time prior to the close of business on August 27, 2001.

  On December 27, 1996, Mr. Gonsalves converted the Debenture (described above) into 14,814 shares of Common Stock of Anchor at the conversion price of $1.35 per share.

  On January 29, 1997, Mr. Gonsalves purchased 55,555 shares of common stock of Anchor at a price of $0.90 per share. In connection with each share of common stock purchased, Mr. Gonsalves received a warrant (the "New Warrants") which provides for the purchase of one share of common stock of New Anchor at a purchase price of $0.90 per share. The New Warrants are exercisable at any time and from time to time prior to the close of business on January 29, 2002.

  On May 13, 1997, Mr. Gonsalves was granted an option to purchase 1,000 shares of Common Stock of Anchor at a purchase price of $0.90 per share. The option is exercisable in 25% increments commencing on May 13th of 1998, 1999, 2000 and 2001, respectively, and such options shall expire on the close of business on May 13, 2007, unless sooner terminated in accordance with their terms.

                                                               Page 4 of 7 pages

  CUSIP NO. 033 066 10 1                13D

  On May 28, 1997, Mr. Gonsalves purchased a 10% Note in the principal amount of $50,000 with warrants (the "Warrants") issued by Anchor. The Warrants provide for the purchase of up to 30,000 shares of Common Stock of Anchor at a purchase price of $0.90 per share. The Warrants are exercisable at any time and from time to time prior to the close of business on May 28, 2002.

ITEM 4.  PURPOSE OF TRANSACTION.

  The reporting person holds the shares of Anchor Common Stock and the options/warrants to acquire Anchor Common Stock for investment purposes and has no plans that relate to or would result in:

  (a) The acquisition by any person of addition securities of Anchor, or the disposition of securities of Anchor;

  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Anchor or any of its subsidiaries;

  (c) A sale or transfer of a material amount of assets of Anchor or any of its subsidiaries;

  (d) Any change in the present board of directors or management of Anchor, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) Any material change in the present capitalization or dividend policy of Anchor;

  (f) Any other material change in Anchor's business or corporate structure;

  (g) Changes in Anchor's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Anchor by any person;

  (h) Causing a class of securities of Anchor to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i) A class of equity securities of Anchor becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j) Any action similar to any of those enumerated above.
                                                               Page 5 of 7 pages

  CUSIP NO. 033 066 10 1                13D

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a) 244,979, consisting of 132,424 shares of Common Stock, options to purchase 17,000 shares of common stock, warrants to purchase 10,000 shares of Common Stock at a purchase price equal to $1.35 per share, and warrants to purchase 85,555 shares of common stock at a purchase price of $0.90 per share.

          5.08%

     (b) Mr. Gonsalves shares voting power over 223,104 shares of Common Stock with Debra Gonsalves, his wife. The remaining 21,875 shares of Common Stock, Mr. Gonsalves shares voting power with Gonsalves & Santucci, Inc., as President and majority shareholder.

     (c)  See answer to Item 3 above.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                                               Page 6 of 7 pages

  CUSIP NO. 033 066 10 1                13D


                                  SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  May 11, 1998



Signature:                      /s/ Steven A. Gonsalves
                                ------------------------
                                Steven A. Gonsalves


                                                               Page 7 of 7 pages